UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2013
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Registrant announced the following changes in its outstanding share capital following the issuance of shares and warrants under its previously announced private placement and acquisition of royalties rights.

Private Placement

The Registrant issued 6,481,280 ordinary shares at a price per share of NIS 4.00 and non-tradable warrants to purchase up to 3,240,640 ordinary shares at exercise prices ranging from $1.18 to $1.54, depending on the date of exercise as part of the closing of its previously announced private placement. In connection with this private placement, the Registrant received an aggregate investment amount of approximately $6.56 million.

Royalty Acquisition

The Registrant issued an aggregate of 2,317,186 ordinary shares in connection with its previously announced exchange of shares for the acquisition and termination of the royalty rights granted to investors pursuant to the August 2010 mandatory convertible loan agreement.

Following these issuance, as of January 10, 2013, the Registrant has 61,788,827 outstanding shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2013	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Ori Shilo —————————————— Ori Shilo Deputy Chief Executive Officer Finance and Operations

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